Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 14, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 194 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 23, 2023, with respect to the Amendment and the Trust’s proposed new series, the Aztlan North America Nearshoring Stock Selection ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

General

1.	Please provide us with the Index methodology and a model portfolio showing the top 10 holdings and how each relates to the Fund’s theme of nearshoring.

Response: The Trust sent the final Index methodology to the Staff supplementally via email today, and sent the requested model portfolio to the Staff supplementally via email on November 13, 2023.

Principal Investment Strategies

2.	Please describe in the prospectus whether Aztlan Equity Management, LLC (“Aztlan”) is affiliated with the Fund or the Adviser. In this regard, we note that Aztlan is the Fund’s sponsor, has entered into an agreement with the Adviser, and it has assumed the Adviser’s obligation to pay all expenses of the Fund, except certain excluded expenses.

Response: The Trust respectfully notes that the Prospectus already states that Aztlan is unaffiliated with the Fund and the Adviser. In addition, as noted above, the Prospectus explains Aztlan’s role vis-à-vis the Fund and the Index.

The Trust notes supplementally that, per the Investment Company Act of 1940 (the "1940 Act"), Aztlan is not an "affiliated person” of the Fund or the Adviser. As of the date of this correspondence: (A) Aztlan does not possess ownership, control, or the power to vote 5% or more of the voting securities of either the Fund or the Adviser; (B) neither the Fund nor the Adviser has a reciprocal ownership, control, or the power to vote 5% or more of Aztlan's voting securities; (C) Aztlan does not have any control relationship with, nor is it controlled by or under common control with the Fund or the Adviser; (D) Aztlan does not hold a position as an officer, director, partner, co-partner, or employee of the Fund or the adviser; and (E) Aztlan is not acting as an investment adviser to the Fund or any associated advisory board.

3.	Revise your principal investment strategy disclosure to clarify the overall investment thesis behind the Index and how the Index selects investments that benefit from the thesis and are significantly exposed to the theme. In this regard, it appears that the Index is not focused on companies engaged in nearshoring so much as it is focused on companies that may benefit from nearshoring. However, the relationship to nearshoring isn’t clearly explained. For example, transportation logistics companies are not clearly tied to nearshoring as offshore goods also need to be shipped by trucks, rail, air and sea. Please revise as appropriate.

Response: The Trust confirms that the Index is focused on companies that may benefit from nearshoring. The Trust respectfully notes that the Prospectus states the Index selects companies “. . . considered to be direct beneficiaries of the nearshoring secular trend in North America.”

In addition, the Trust confirms that it will supplement the Item 9 discussion regarding the Index to explain the foregoing more clearly. In particular, the Prospectus will be supplemented with substantially the following:

In designing the Index methodology to capitalize on nearshoring trends, Aztlan employs both regional and sub-industrial parameters in its research methodology. The geographic focus is set to encompass Continental North America, comprising the United States, Canada, and Mexico. Sub-industrially, the emphasis is placed on sectors such as industrial real estate, transportation logistics, infrastructure, and warehousing—domains where nearshoring could offer substantial benefits. This strategic categorization yields approximately 200 eligible entities.

Subsequently, Aztlan conducts in-depth research to identify companies that have publicly announced, via filings or other formal communications, significant nearshoring-driven initiatives. This encompasses manufacturing activities, warehousing initiatives, and logistical operations alongside notable announcements such as new facility inaugurations or substantial capital investments in North American ventures designed to foster job creation and economic growth.

The identification process leverages diverse information sources, including media reports, industry group insights, and equity or debt disclosures, with a keen focus on publications dedicated to nearshoring dynamics. Through rigorous scrutiny of corporate disclosures, including earnings calls, investor presentations, and specialized research, Aztlan pinpoints key indicators like revenue segmentation, growth catalysts, and strategic blueprints to discern suitable candidates for the nearshoring thematic universe.

The culmination of this research is a curated roster of approximately 70 companies that may benefit from nearshoring. All companies included in the Index will be selected from this pre-established pre-vetted list, which is updated annually.

Additional Information About the Fund

4.	In the section entitled “Additional Information About the Index,” please reconcile the statement that Aztlan is not affiliated with the Fund, the Adviser, the Fund’s distributor, or any of their respective affiliates, with the disclosure on page 14 of the prospectus that Aztlan is the Fund’s sponsor. Please clarify Atzlan’s role and relationship throughout the filing.

Response: As noted above in response to Comment 2, Aztlan is not affiliated with any of the foregoing entities pursuant to the 1940 Act’s definition of “affiliated person.” Therefore, no additional reconciliation of the statements is necessary.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information About Investment Objectives, Policies, and Related Risks

5.	Similar to Comment 5, please reconcile the statement under the heading “Index Calculation” that Aztlan is a “third-party unaffiliated with the Adviser.”

Response: As noted above in response to Comment 2, Aztlan is not affiliated with the adviser pursuant to the 1940 Act’s definition of “affiliated person.” Therefore, no additional reconciliation of the statements is necessary.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC